SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS
This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Redefines Proactive Conversational AI for Digital Experiences With CXone SmartReach, Dated July 7, 2021.
99.2 NICE Selected as the Financial Services Finalist in 2021Microsoft Partner of the Year Award Program, Dated July 8, 2021.
99.3 NICE Brings Its Certified Capture and Archiving Technology for Microsoft Teams to Law Enforcement and Criminal Justice Agencies, Dated July 13, 2021.
99.4 NICE Receives Highest Scores Across All Four Use Cases in 2021 Gartner Critical Capabilities for Workforce Engagement Management, Dated July 19, 2021.
99.5 NICE and RapidSOS Enter into Strategic Partnership to Deliver Data-Driven Incident Reconstruction and Insights to 911 Centers, Dated July 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name: /s/ Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: August 4, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Redefines Proactive Conversational AI for Digital Experiences With CXone SmartReach, Dated July 7, 2021.
99.2 NICE Selected as the Financial Services Finalist in 2021Microsoft Partner of the Year Award Program, Dated July 8, 2021.
99.3 NICE Brings Its Certified Capture and Archiving Technology for Microsoft Teams to Law Enforcement and Criminal Justice Agencies, Dated July 13, 2021.
99.4 NICE Receives Highest Scores Across All Four Use Cases in 2021 Gartner Critical Capabilities for Workforce Engagement Management, Dated July 19, 2021.
99.5 NICE and RapidSOS Enter into Strategic Partnership to Deliver Data-Driven Incident Reconstruction and Insights to 911 Centers, Dated July 22, 2021.

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